FORM   4             U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                            Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 Filed pursuant to Section 16(a) of the
                          Securities Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.


1.  Name and Address of Reporting Person

CAMERON     DOUGLAS      B.
(Last)      (First)      (Middle)

430A KAULANA ST.
(Street)

KAHULUI       HI        96732
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

MAUI LAND & PINEAPPLE COMPANY, INC. (AMEX:  MLP)

3.  IRS   or  Social  Security  Number  of  Reporting   Person
     (Voluntary)



4.  Statement for Month/Year     2/2000

5.  If Amendment, Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

[ ] Director   [ ] 10% Owner
[ ] Officer (give title below)   [X] Other (specify below)

member of group owning more than 10%

7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):         2/1/2000
3.  Transaction Code: Code                            P
4.  Securities Acquired (A) or Disposed of (D):
     Amount:43,794     (A) or (D):   A       Price:$14.85 sh
5.  Amount of Securities Beneficially Owned at End of Month:  310,055
6.  Ownership Form -  Direct (D) or Indirect (I): D
7.  Nature of Indirect Beneficial Ownership:




Explanation of Responses:




    /S/ DOUGLAS B. CAMERON            4/13/00
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.